Guang Yang
Chief Executive Officer
BrightSphere Investment Group Inc.
200 Clarendon Street, 53rd Floor
Boston, MA 02116

May 31, 2019
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Commodities
100 F Street, N.E.
Washington, D.C. 20549

Attention: Cara Lubit
Hugh West
Jessica Livingston
Pam Long
Re:     BrightSphere Investment Group Inc.
Registration Statement on Form S-4
File No. 333-230202
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333- 230202) (the “Registration Statement”) of BrightSphere Investment Group Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., New York City time, on May 31, 2019, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please confirm that event with our counsel, Morgan, Lewis & Bockius LLP, by calling Christina Edling Melendi at (212) 309-6949.

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Very truly yours,
BrightSphere Investment Group Inc.
By: _/s/ Guang Yang____________________
Guang Yang
Chief Executive Officer

CC:	Christina Edling Melendi, Esq., Morgan, Lewis & Bockius LLP